UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TRILOGY METALS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89621C105

(CUSIP Number)

April 25, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89621C105

1	Names of Reporting Persons: South32 Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,595,311

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,595,311

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,595,311

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.01% (1)

12	Type of Reporting Person FI

(1) Based on 154,837,574 common shares outstanding as reported in the press release by the issuer on April 25, 2023.

CUSIP No. 89621C105

1	Names of Reporting Persons: South32 International Investment Holdings Proprietary Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,595,311

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,595,311

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,595,311

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.01% (1)

12	Type of Reporting Person FI

(1) Based on 154,837,574 common shares outstanding as reported in the press release by the issuer on April 25, 2023.

Item 1(a).	Name of Issuer: Trilogy Metals Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Suite 1150 609 Granville Street Vancouver, British Columbia V7Y 1G5

Item 2(a).	Name of Persons Filing: South32 Limited South32 International Investment Holdings Proprietary Limited (“South32 International”) South32 International is a wholly-owned subsidiary of South32 Limited.
Item 2(b).	Address of Principal Business Office, or if none, Residence: c/o South32 Limited Level 35 108 St Georges Terrace Perth WA 6000 Australia
Item 2(c).	Citizenship: Each of South32 Limited and South32 International is a company organized in Australia.
Item 2(d).	Title of Class of Securities: Common Shares, no par value
Item 2(e).	CUSIP Number: 89621C105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

On April 25, 2023, South32 International Investment Holdings Proprietary Limited completed the purchase of 2,181,818 common shares of Trilogy Metals Inc. pursuant to a subscription agreement.

Following this transaction, South32 Limited and South32 International beneficially own the aggregate number and percentage of common shares of Trilogy Metals Inc. as set forth below:

	(a)	Amount beneficially owned: 18,595,311 shares
	(b)	Percent of class: 12.01% (1)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 18,595,311 shares
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 18,595,311 shares

(1) Based on 154,837,574 common shares outstanding as reported in the press release by the issuer on April 25, 2023.

Item 5.	Ownership of Five Percent of Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTH32 LIMITED

By:	/s/ Claire Tolcon
Name:	Claire Tolcon
Title:	Company Secretary

SOUTH32 INTERNATIONAL INVESTMENT HOLDINGS PROPRIETARY LIMITED

By:	/s/ Li Ching Delaney
Name:	Li Ching Delaney
Title:	Company Secretary

Date: May 16, 2023

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, no par value, of Trilogy Metals Inc.

SOUTH32 LIMITED

By:	/s/ Claire Tolcon
Name:	Claire Tolcon
Title:	Company Secretary

SOUTH32 INTERNATIONAL INVESTMENT HOLDINGS PROPRIETARY LIMITED

By:	/s/ Li Ching Delaney
Name:	Li Ching Delaney
Title:	Company Secretary

Date: May 16, 2023